Exhibit 3.1

GRAMERCY PROPERTY TRUST INC.

ARTICLES OF AMENDMENT

Gramercy Property Trust Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Article VI, Section 1 of the Corporation’s charter (the “Charter”) is hereby amended in its entirety to read as follows:

Section 1. Authorized Shares. The Corporation has authority to issue a total of 250,000,000 shares of capital stock (par value $0.001 per share), consisting of 200,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), 25,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”), and 25,000,000 shares of Excess Stock, $0.001 par value per share (“Excess Stock”). The Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock. The aggregate par value of all authorized shares of stock having par value is $250,000.

SECOND: This amendment to the Charter (“Amendment”) has been duly advised by the Board of Directors of the Corporation in the manner and by the vote required by law and approved by the requisite vote of the stockholders of the Corporation in the manner and by the vote required by law.

THIRD: Without giving effect to this Amendment, the Corporation has authority to issue 200,000,000 shares of capital stock (par value $0.001 per share), consisting of 150,000,000 shares of Common Stock, $0.001 par value per share, 25,000,000 shares of Preferred Stock, $0.001 par value per share, and 25,000,000 shares of Excess Stock, $0.001 par value per share. Upon giving effect to this Amendment, the Corporation will have authority to issue 250,000,000 shares of capital stock (par value $0.001 per share), consisting of 200,000,000 shares of Common Stock, $0.001 par value per share, 25,000,000 shares of Preferred Stock, $0.001 par value per share, and 25,000,000 shares of Excess Stock, $0.001 par value per share.

FOURTH: Without giving effect to this Amendment, the aggregate par value of all authorized shares is $200,000. Upon giving effect to this Amendment, the aggregate par value of all authorized shares will be $250,000.

FIFTH: This Amendment has not changed the information required by subsection (b)(2)(i) of Section 2-607 of the Maryland General Corporation Law.

SIXTH: The undersigned Chief Executive Officer of the Corporation acknowledges this Amendment to be the act of the Corporation, and, as to all matters or facts required to be verified under oath, that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and such statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 26th day of June, 2014.

ATTEST:	GRAMERCY PROPERTY TRUST INC.

/s/ Edward J. Matey Jr.	/s/ Benjamin P. Harris
Edward J. Matey Jr.	Benjamin P. Harris
Secretary	President